Exhibit 99.1

Chindata Group Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, June 7, 2023 — Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated June 6, 2023 from BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. (collectively, the “Bain Shareholders”), proposing to acquire all of the outstanding ordinary shares of the Company, including Class A ordinary shares represented by American depositary shares (the “ADSs”, each representing two Class A ordinary shares) not already owned by the Bain Shareholders, for US$4.0 in cash per Class A or Class B ordinary share, or US$8.0 in cash per ADS (the “Transaction”).

A copy of the proposal letter is attached as Annex A to this press release.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Bain Shareholders and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com

Annex A

Preliminary Non-binding Proposal to Acquire Chindata Group Holdings Limited

June 6, 2023

The Board of Directors

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

Dear Sirs:

BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. (collectively, “Bain Shareholders”), are pleased to submit this preliminary non-binding proposal to acquire Chindata Group Holdings Limited (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides an attractive opportunity to the Company’s shareholders. Our proposal represents a 33% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 38% to the volume-weighted average price during the last 30 trading days.

1. Purchase Price. The consideration payable for each ordinary share of the Company, par value $0.00001 per share, will be US$4.0 in cash, or US$8.0 in cash for each American Depositary Share of the Company (an “ADS”, representing two Class A ordinary shares of the Company) (in each case other than those ADSs or ordinary shares of the Company that may be rolled over in connection with the proposed Acquisition).

2. Closing Certainty; Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the Acquisition with a combination of equity and debt capital and we expect the commitments for the required equity and debt funding, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

3. Due Diligence. We have engaged Kirkland & Ellis as our international legal counsel. We have significant experience in structuring and consummating transactions of this nature and would expect to complete due diligence on an expedited basis. We and our advisors are prepared and ready to engage in the next stage of discussions.

4. Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

5. Process. We expect that the Company’s Board of Directors will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”). Given Bain Shareholders have representatives on the Company’s Board of Directors, we expect that the Special Committee and its advisors will be exclusively authorized to consider and negotiate with us the proposed Acquisition, including the Definitive Agreements, and that no other members of management or any other directors other than the members of the Special Committee will participate in any deliberations and decisions related to the Acquisition unless their involvement is approved by the Special Committee.

In considering our offer, you should be aware that Bain Shareholders do not intend to sell their stake in the Company to any third party. Bain Shareholders in the aggregate beneficially own approximately 42.17% of the total issued and outstanding share capital of the Company, representing 87.39% of the total voting power of the Company.

6. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to work together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[remainder of page intentionally blank]

Sincerely,

BCPE BRIDGE CAYMAN, L.P. by BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Chen
Name:	Zhongjue Chen
Title:	Manager

Sincerely,

BCPE STACK HOLDINGS, L.P. by BCPE Stack GP, LLC, its general partner by Bain Capital Investors, LLC, its managing member

By:	/s/ Krista Snow
Name:	Krista Snow
Title:	Partner